Exhibit 99.4

NEWS RELEASE

International Game Technology releases Notice of 2015 Annual General Meeting and 2014 Annual Report

LONDON, U.K. — June 18, 2015 — International Game Technology PLC (“IGT”) (NYSE:IGT) announced today the release of its Notice of 2015 Annual General Meeting (“AGM”) and Annual Report for the period from July 11, 2014 to December 31, 2014 (the “UK Annual Report”) and provided updated information for the AGM, which will be held at the Landmark Hotel, 222 Marylebone Road, London, NW1 6JQ, England on July 28, 2015 at 12:00 p.m. British Summer Time (BST).

The 2015 Notice of AGM, UK Annual Report and the instructions to participate and vote at the AGM are available at www.envisionreports.com/IGT, along with IGT’s Annual Report on Form 20-F.  These materials can be viewed directly online and are also available for download in PDF format.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has more than 13,000 employees. For more information, please visit www.merger.igt.com.

Contact:

Robert K. Vincent, Corporate Communications, (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries